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Exhibit 99.12

July 3, 2002

For Immediate Release

For Further Information Contact:

Bruce R. Lauritzen
Chairman of the Board
402-341-0500

Timothy D. Hart
Secretary, Treasurer
402-341-0500

TRADED: OTC Bulletin Board
SYMBOL: FINN

FIRST NATIONAL AMENDS ITS TENDER OFFER FILING

        OMAHA, NE July 3, 2002—First National of Nebraska (OTCBB: "FINN") filed with the Securities and Exchange Commission on July 1, 2002, an amendment to the Schedule 13E-3 and Offer to Purchase relating to First National's offer to purchase, for $3,500 per share in cash, all shares of its common stock held by shareholders who own 99 or fewer shares. The amendment was filed in response to comments made by the SEC and also clarifies that there are no remaining conditions to First National's obligation to purchase all properly tendered shares. In addition, on July 3, 2002, First National filed a second amendment to the Schedule 13E-3 regarding the time by which First National will announce any extension of the tender offer. First National may extend the tender offer by issuing a press release prior to 8:00 A.M., Central Daylight Time, on the business day after the scheduled expiration of the tender offer. The tender offer is presently scheduled to expire at 5:00 P.M., Central Daylight Time, on July 10, 2002.

        Both amendments may be obtained on the SEC's website at www.sec.gov. If you have any questions, please contact Keefe, Bruyette & Woods, Inc., the dealer manager for the tender offer, at (877) 298-6520 (toll free).

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  Exhibit 99.12